Exhibit 99.1

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Name of entity

Immuron Limited

ABN/ARBN	Financial year ended:

80 063 114 045	30 June 2025

Our corporate governance statement1 for the period above can be found at:2

☐	These pages of our annual report:

☒	This URL on our website:	www.immuron.com.au/corporate-directory-and-governance

The Corporate Governance Statement is accurate and up to date as at 25 September 2025 and has been approved by the Board.

The annexure includes a key to where our corporate governance disclosures can be located.3

Date:	25 September 2025

Name of authorised officer authorising lodgement:	Phillip Hains

[1]	“Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.

Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.

The Appendix 4G is not a substitute for, and is not to be confused with, the entity’s corporate governance statement. They serve different purposes and an entity must produce each of them separately.

[2]	Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

[3]	Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 1

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1	A listed entity should have and disclose a board charter setting out:	☒
	(a) the respective roles and responsibilities of its board and management; and	and we have disclosed a copy of our board charter at: www.immuron.com.au/corporate-directory-and-governance.
(b) those matters expressly reserved to the board and those delegated to management.
1.2	A listed entity should:
	(a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and	☒
(b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒

[4]	Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).

[5]	If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 2

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.5	A listed entity should:	☐
	(a) have and disclose a diversity policy;	and we have disclosed a copy of our diversity policy at: www.immuron.com.au/corporate-directory-and-governance.	☒ set out in our Corporate Governance Statement
	(b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and	and we have disclosed the information referred to in paragraph (c) at:
	(c) disclose in relation to each reporting period:	in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance.
(1) the measurable objectives set for that period to achieve gender diversity;
	(2) the entity’s progress towards achieving those objectives; and	and if we were included in the S&P / ASX 300 Index at the commencement of the reporting period our measurable objective for achieving gender diversity in the composition of its board of not less than 30% of its directors of each gender within a specified period.
(3) either:
(A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or
(B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.
If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 3

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.6	A listed entity should:	☒
	(a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and	and we have disclosed the evaluation process referred to in paragraph (a) at:
	(b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.	in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance.

and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:
in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance.
1.7	A listed entity should:	☒
	(a) have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and	and we have disclosed the evaluation process referred to in paragraph (a) at:
	(b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.	in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:
in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 4

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE
2.1

The board of a listed entity should:

(a)     have a nomination committee which:

(1)     has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director, and disclose:

(3)     the charter of the committee;

(4)    the members of the committee; and

(5)     as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

☒

and we have disclosed a copy of the charter of the committee at: www.immuron.com.au/corporate-directory-and-governance.

and the information referred to in paragraphs (4) and (5) at:

in the Directors’ Report within the Annual report available at www.immuron.com.au/corporate-directory-and-governance

2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☒ and we have disclosed our board skills matrix at: in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 5

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
2.3

A listed entity should disclose:

(a)    the names of the directors considered by the board to be independent directors;

(b)    if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c)       the length of service of each director.

☒

and we have disclosed the names of the directors considered by the board to be independent directors at:

in the Directors’ Report within the Annual report available at www.immuron.com.au/corporate-directory-and-governance and, where applicable, the information referred to in paragraph (b) at:

in the Directors’ Report within the Annual report available at www.immuron.com.au/corporate-directory-and-governance and the length of service of each director at:

in the Directors’ Report within the Annual report available at www.immuron.com.au/corporate-directory-and-governance

2.4	A majority of the board of a listed entity should be independent directors.	☒
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☒
2.6

A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.

☒

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 6

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY
3.1	A listed entity should articulate and disclose its values.	☐	☒ set out in our Corporate Governance Statement
3.2

A listed entity should:

(a)    have and disclose a code of conduct for its directors, senior executives and employees; and

(b)    ensure that the board or a committee of the board is informed of any material breaches of that code.

☒ and we have disclosed our code of conduct at: www.immuron.com.au/corporate-directory-and-governance
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒ and we have disclosed our whistleblower policy at: www.immuron.com.au/corporate-directory-and-governance
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☒ and we have disclosed our anti-bribery and corruption policy at: www.immuron.com.au/corporate-directory-and-governance

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 7

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS
4.1

The board of a listed entity should:

(a)     have an audit committee which:

(1)    has at least three members, all of whom are non- executive directors and a majority of whom are independent directors; and

(2)    is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)    the charter of the committee;

(4)    the relevant qualifications and experience of the members of the committee; and

(5)    in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

		☐	☒ set out in our Corporate Governance Statement
4.2

The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

☒
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 8

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	☒ and we have disclosed our continuous disclosure compliance policy at: www.immuron.com.au/corporate-directory-and-governance
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒
5.3	A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.	☒
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: www.immuron.com.au/corporate-directory-and-governance
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.

☒

and we have disclosed how we facilitate and encourage participation at meetings of security holders at:

in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance

6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 9

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)    have a committee or committees to oversee risk, each of which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director, and disclose:

(3)    the charter of the committee;

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

	☐	☒ set out in our Corporate Governance Statement
7.2

The board or a committee of the board should:

(a)    review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b)    disclose, in relation to each reporting period, whether such a review has taken place.

☒

and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at:

in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance

7.3

A listed entity should disclose:

(a)    if it has an internal audit function, how the function is structured and what role it performs; or

(b)    if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

☒

and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes at:

in our corporate governance statement available at www.immuron.com.au/corporate-directory-and-governance

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 10

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.

☒

and we have disclosed whether we have any material exposure to environmental and social risks at:

in the Directors’ Report within the Annual report available at www.immuron.com.au/corporate-directory-and-governance and, if we do, how we manage or intend to manage those risks at:

in the Directors’ Report within the Annual report available at www.immuron.com.au/corporate-directory-and-governance

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 11

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a)    have a remuneration committee which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director, and disclose:

(3)    the charter of the committee;

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

☒

and we have disclosed a copy of the charter of the committee at: www.immuron.com.au/corporate-directory-and-governance.… …..

and the information referred to in paragraphs (4) and (5) at:

in the Directors’ Report within the Annual Report available at www.immuron.com.au/corporate-directory-and-governance

Note that the Company was not in the S&P ASX 300 Index at the start of the financial year and was therefore not required to have a remuneration committee under ASX LR 12.8 or comply with recommendation 8.1.

8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

☒

and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at:

in the Directors’ Report within the Annual Report available at www.immuron.com.au/corporate-directory-and-governance

8.3

A listed entity which has an equity-based remuneration scheme should:

(a)    have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

☒ and we have disclosed our policy on this issue or a summary of it at: in the securities dealing policy available at www.immuron.com.au/corporate-directory-and-governance

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 12

Immuron Limited	Corporate Governance Statement

30 June 2025

This Corporate Governance Statement of Immuron Limited (the “Company”) is prepared in accordance with ASX Listing Rule 4.10.3. It is for the financial year ended 30 June 2025 and is accurate and up to date as at 25 September 2025 and has been approved by the Board.

Contents

Introduction

Principle 1: Lay solid foundations for management and oversight

Principle 2: Structure the Board to be effective and add value

Principle 3: Instil a culture of acting lawfully, ethically and responsibly

Principle 4: Safeguard the integrity of corporate reports

Principle 5: Make timely and balanced disclosure

Principle 6: Respect the rights of security holders

Principle 7: Recognise and manage risk

Principle 8: Remunerate fairly and responsibly

Introduction

The Board and Management of the Company are committed to maintaining high standards of ethics, integrity and statutory compliance in all Company dealings, and all dealings of its controlled entities, collectively referred to as the “Group”.

The Corporate Governance Statement describes the Company’s Corporate Governance Framework in accordance with the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (4th Edition) published on 27 February 2019 (“the ASX Principles and Recommendations”), by reference to each of the stated principles. The Corporate Governance Statement identifies where certain recommendation were not followed for the entire reporting period.

The Corporate Governance Statement complements, and should be read in conjunction with, information contained in the Company’s Annual Report and governance documents, which are available on the Company’s website at www.immuron.com.au/corporate-directory-and-governance.

Principle 1: Lay solid foundations for management and oversight

The Board

The Board is responsible for the overall governance, management and strategic direction of the Company. The responsibilities of the Board are described in the Board Charter, which is available at www.immuron.com.au/corporate-directory-and-governance. Management is responsible for the day-to- day operation of the Company, which it undertakes within a framework of specific delegated authority and approval limits.

The Board undertakes appropriate checks before appointing a person as a Director, or putting forward to shareholders a candidate for election as a Director. The Company provides shareholders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director. The Company has a written agreement with each Director and senior executive setting out the terms of their appointment.

Corporate Governance Statement

All Directors have access to the Company Secretary, who is appointed and dismissed by the Board. The Company Secretary is accountable to the Board, through the Chair, on all governance matters and the proper functioning of the Board.

Board Performance

The Board considers the ongoing development and improvement of its own performance, the performance of Board committees and individual directors and as critical to effective governance.

The Board utilises an online, confidential Board performance review questionnaire as part of its Board performance review. The performance of the Board, Board committees and individual directors is reviewed at least every year by the Board as a whole, and assists with the review of the current and anticipated future composition and skills mix of the directors of the Company. A performance review as described above occurred during the reporting period.

Performance of Executives

The performance of each executive is formally assessed each year and reviewed by the Remuneration and Nomination Committee and the Board. Details are contained in the Remuneration Report, which is included in the Annual Report available at www.immuron.com.au/company-securities-exchange-announcements.

Diversity

The Company’s Diversity Policy is available on the Company’s website at www.immuron.com.au/corporate- directory-and-governance. The Policy is reviewed by the Board annually to ensure it remains appropriate and is operating effectively.

The Company values diversity amongst its personnel and the valuable contribution that diversity can make to the Company.

The Company is an equal opportunity employer and aims to recruit staff at all levels from as diverse a pool of qualified candidates as reasonably possible based on their skills, qualifications and experience. Executive and Board positions are filled by the best candidates available without bias or discrimination.

The Board believes that multicultural diversity and other diversity factors are equally important as gender diversity within the organisation. The Board has not set measurable objectives with regard to gender diversity as the Board is currently satisfied with the level of diversity within the Company, noting the very small number of personnel in the organisation.

Gender diversity of the Company’s workforce at the date of this report appears in the table below.

	Total	No. of men	% men	No. of women	% women
Directors	4	3	75	1	25
Senior executives	3	3	100	0	0
Employees	5	1	20	4	80
Whole organisation	12	7	58	5	42

The Company is below the threshold of 100 employees for reporting under the Workplace Gender Equality Act 2012.

Corporate Governance Statement

Principle 2: Structure the Board to be effective and add value

As noted in response to ‘Principle 1: Lay solid foundations for management and oversight’ above, the Board operates in accordance with its charter which is available at www.immuron.com.au/corporate-directory- and-governance.

It is Board policy that a majority of Non-Executive Directors, including the Chairman, should be independent and free of any relationship that may conflict with the interests of the Company.

Each Director is required to provide advance notice of any actual or potential conflict of interest relating to business planned to be considered by the Board.

Skills, experience, expertise of each director

As noted in response to Principle 1 above, the Board annually reviews its own composition, skills and capability. The Company encourages and supports directors to maintain and expand their own professional development consistent with the needs of the Company. The Company has a programme for inducting new directors.

Details of each current Director’s skills, experience and expertise is set out in the directors’ report along with the term of office held by each of the directors and whether the Company considers the director to be independent.

The Board skills and experience matrix reflect the skills and experience of the Directors in office at the date of this report.

Board Skills and Experience Matrix	Total		Total
Senior management experience		Professional qualifications
CEO / MD	1	Economics	-
CFO / Finance	-	Engineering	-
COO / Operations	-	Finance	-
Other C-Level Mgt (inc. Co Sec)	-	Humanities / Public Policy	-
Industry – same as Company	2	Law	1
– other	1	Medicine / Healthcare / Research	2
		MBA	1
		AICD Member, Graduate or Fellow	1
Directorships (current and previous)		Gender
Industry – same as Company	-	Female	1
– other	3	Male	3
Tenure – 10 + years	1
– under 10 years	1
Geographic experience (executive and director)		Relevant professional experience (executive and director)
Australia	4	less than 10 years	-
Developed countries	0	10 to 19 years	3
Developing countries	1	20 to 29 years	1
		30 + years	-

Corporate Governance Statement

Board Committees

The Board has established Board Committees to provide for more detailed analysis of key issues and interaction with Management. Each Committee reports its recommendations to the next Board meeting. The current Committees are:

●	Audit and Risk Committee

●	Remuneration and Nomination Committee.

The charter for each Committee is available at www.immuron.com.au/corporate-directory-and-governance.

Audit and Risk Committee

The Audit and Risk Committee comprises two members, all of whom are independent Non-Executive Directors, and it is chaired by an independent Director who is not the Chair of the Board. Whilst the ASX Principles and Recommendations recommend that an audit committee have at least three members, the Board considers the composition of the Audit & Risk Committee to be sufficient at this stage of the Company’s development and the demands on the Directors.

The role of the Audit and Risk Committee is to assist and advise the Board on matters relating to:

●	financial reporting

●	risk management

●	evaluation of the effectiveness of the financial control environment

●	review of the external audit function

The CEO attends Audit & Risk Committee meetings by invitation.

Remuneration & Nomination Committee

The Remuneration and Nomination Committee comprises three members, all of whom are independent Non-Executive Directors, and it is chaired by an independent Director. Whilst the ASX Principles and Recommendations recommend that a Remuneration & Nomination Committee have at least three members, the Board considers the composition of the Remuneration & Nomination Committee to be sufficient at this stage of the Company’s development and the demands on the Directors.

The primary role of the Remuneration and Nomination Committee is to assist and advise the Board on matters relating to:

●	the overall remuneration strategies and policies of the Company

●	the remuneration of the CEO, their senior executive direct reports, employees of the Company, and Non-Executive Directors

●	matters relating to the composition, structure, succession planning and performance of the Board.

The CEO attends Remuneration & Nomination Committee meetings by invitation.

Attendance at meetings and engagement with the business

Details of the number of scheduled meetings of the Board and each standing Committee during the year, and each Director’s attendance at those meetings, are set out in the Directors’ Report contained in the Annual Report, available at www.immuron.com.au/company-securities-exchange-announcements/. Every Director has a standing invitation to attend any Committee meeting and to receive Committee papers.

Independent professional advice and access to Company information

As specified in the Board Charter and individual letters of appointment, Directors have the right of access to all Company information and to the Company’s Management. Subject to prior consultation with the Chairman, Directors may seek independent advice, at the Company’s expense, on any issue of particular concern from a suitably qualified adviser.

Corporate Governance Statement

Procedures are in place to record and publicly report each Director’s shareholdings in the Company, as disclosed annually in the Directors’ Report, available at www.immuron.com.au/company-securities- exchange-announcements/. Changes in Directors’ shareholdings during the year are reported to the ASX in accordance with the Listing Rules.

Principle 3: Instil aculture of acting lawfully, ethically and responsibly

The Board and Management are committed to maintaining an organisational culture where the Company acts lawfully, ethically and responsibly.

Directors and employees of the Company are required to act lawfully, ethically and responsibly in accordance with the highest standards of honesty and integrity in such a way as to safeguard and protect the performance and reputation of the Company.

The Company’s information is published at https://www.immuron.com.au/about-us/. The Board is considering a set of corporate values for the Company.

The Company has a code of conduct for directors, senior executives and employees, which is available at www.immuron.com.au/corporate-directory-and-governance. The relevant de-identified details of any material breaches reported under the Code are reported to the Board.

The Company has a whistle-blower policy which is available at www.immuron.com.au/corporate-directory- and-governance. The relevant de-identified details of any material incidents reported under that policy are reported to the Board.

The Company has an anti-bribery anti-corruption policy which is available at www.immuron.com.au/corporate-directory-and-governance. The relevant details of any material breaches reported under that policy are reported to the Board.

Principle 4: Safeguard the integrity of corporate reports

The Company has an Audit and Risk Committee which functions include responsibility on behalf of the Board for reviewing the integrity of financial reporting. The composition and role of the Audit and Risk Committee are set out under ‘Principle 2: Structure the Board to add value’.

The Board is responsible for the appointment of the external auditor, as recommended by the audit committee. The Audit and Risk Committee reviews the performance of the external auditor on an annual basis and makes any recommendations arising from the review to the Board.

The Company’s external auditor attends each annual general meeting and is available to answer any questions with regard to the conduct of the audit of the financial statements and their report.

Prior approval of the Board must be gained for non-audit work to be performed by the external auditor. There are qualitative limits on this non-audit work to ensure that the independence of the auditor is maintained.

Before approving the Company’s financial statements, the Board receives from the CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

The Company has established practices to ensure that Company announcements (including the annual directors’ report) are accurate, balanced and understandable and provide investors with appropriate information to make informed investment decisions. Management coordinates the form of disclosure and verifies the accuracy of the information contained in announcements. Where necessary and possible, the Chair of the Board and Directors available at that time are consulted on announcements.

Corporate Governance Statement

Principle 5: Make timely and balanced disclosure

The Company seeks to provide relevant up-to-date information to its shareholders and the market in accordance with the continuous disclosure requirements of the ASX Listing Rules and Corporations Act 2001 (Cth).

The Company has a Continuous Disclosure Policy available at www.immuron.com.au/corporate-directory- and-governance to ensure that information considered material to the share price is lodged with the ASX as soon as practicable and within ASX Listing Rule timelines. The information disclosed will be factual and presented in a clear and balanced way.

Other relevant information, including Company reports, presentations and announcements, are subject to a structured process of internal review described in the Continuous Disclosure Policy.

Information published on the Company website includes:

●	ASX announcements

●	periodic operating and financial reports

●	presentations.

The Company releases announcements and presentation materials containing new or market sensitive material to the ASX prior to the time of the corresponding presentation to analysts, investors or a conference. Following confirmation of release of such materials by the ASX, the materials are published on the Company’s website and circulated by email to the Company’s subscribers. The Company makes announcements available to Directors promptly after receiving confirmation from the ASX that an announcement has been released to the market.

Presentation materials that do not contain new or market sensitive material are published on the website and circulated to the Company’s subscribers at the time they are made available to the relevant event.

Principle 6: Respect the rights of security holders

The Company maintains information about itself and its governance framework at www.immuron.com.au/corporate-directory-and-governance.

The Company informs shareholders and the market regularly via by the publication of periodic reports, public announcements and posting ASX releases on the Company website promptly after their disclosure on the ASX.

Shareholders are encouraged to attend the Annual General Meeting and any other meetings of shareholders, and to use the opportunity to ask questions and personally vote on shareholder resolutions. All resolutions at general meetings of shareholders are decided by poll. Shareholders are welcome to contact the Company at any time. Contact details are published on most ASX announcements, all periodic reports and at www.immuron.com.au ..

Principle 7: Recognise and manage risk

The Board has overall responsibility for the oversight and management of risk, including determining the Company’s risk appetite and the approval of the risk management policy.

Risk management is an essential element of good corporate governance and fundamental in achieving the Company’s strategic and operational objectives.

The role of the Company’s Audit and Risk Committee includes the oversight of risk management and internal control processes. The composition and role of the Audit and Risk Committee are set out under ‘Principle 2: Structure the Board to add value’.

Corporate Governance Statement

The Audit and Risk Committee reviews the entity’s risk management framework annually to satisfy itself that it continues to be sound, and that the entity is operating with due regard to the risk appetite set by the Board. The risk management framework was most recently reviewed by the Audit and Risk Committee during the reporting period.

A summary of material business risks faced by the Company that may have an impact on the operating and financial prospects of the Company, including economic, environmental and social sustainability risks, is included in the Directors’ Report, which is included in the Annual Report and available at www.immuron.com.au/corporate-directory-and-governance

The Board does not consider an internal audit function appropriate or necessary at this stage in the Company’s development. The Board reviews periodically whether circumstances have changed sufficiently to warrant an internal audit function.

Principle 8: Remunerate fairly and responsibly

The Remuneration and Nomination Committee provides recommendations to the Board on the remuneration of the Managing Director & CEO, other senior executives and Non- Executive Directors.

The composition and role of the Remuneration and Nomination Committee are set out under ‘Principle 2: Structure the Board to add value’. The Committee also reviews and approves all remuneration consultancy contracts for key management personnel remuneration and receives any remuneration recommendations.

Details of executive and non-executive remuneration, including the Company’s policy on remuneration, is contained in the remuneration report which forms part of the directors’ report.

Non-Executive Remuneration

Non-executive directors are remunerated at a fixed fee for their time, commitment and responsibilities. Remuneration for non-executive directors is not linked to individual performance, consistent with their independence and impartiality. There are no termination or retirement benefits for non-executive directors (other than superannuation).

Executive Remuneration

Remuneration for executive directors and senior executives consists of a base salary and may include short and long term performance incentives. Long-term performance incentives may include rights, options and/or shares granted at the discretion of the Board and subject to obtaining the relevant approvals. Executives are offered a competitive remuneration package consistent with market practice which are reviewed annually to ensure continued competitiveness.

Participants in an equity-based remuneration scheme are prohibited from entering into any transaction that would have the effect of hedging or otherwise transferring the risk of any fluctuation in the value of any unvested entitlement in the Company’s securities to any other person.

Consultancy Services

No current or former Director, Executive or their related party is engaged for the provision of consultancy or similar services (in addition to their role as a Director or Executive). No consultancy or similar services would be entered into with a current or former Director, Executive or their related party without appropriate independent advice or full disclosure of material terms.

End of Corporate Governance Statement

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